

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2021

Steven Hochberg
President and Chief Executive Officer
Deerfield Healthcare Technology Acquisitions Corp.
345 Park Avenue South
New York, NY 10010

      Re: Deerfield Healthcare Technology Acquisitions Corp.
          Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A
          Filed April 1, 2021
          File No. 001-39391

Dear Mr. Hochberg:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Amendment No. 2 to Preliminary Proxy Statement of Schedule 14A filed April1, 2021

Note 1 - Description of the Business Combination
General Description of the Business Combination Agreement, page 94

1.   Please disclose the estimated fair value of the consideration that will be transferred to the members of CareMax and IMC. In this regard, clarify, if true, that although the number of shares issued to members of CareMax and IMC are fixed based upon the proposed PIPE transaction price of $10 per share, the fair value of the consideration transferred may be greater than or less than $10 per share, based on DFHT share trading price. If this is not the case, please clarify. Ensure that the fair value of the total consideration transferred includes the fair value of the Earnout Shares payable to the members of CareMax and IMC. Address the need to provide this fair value information elsewhere in your filing where you discuss the consideration payable at closing.

Note 4.a Adjustments to the Unaudited Pro Forma Condensed Balance Sheet, page 100

2.   We note your response to prior comment 2 and have the following additional comments related to your cash adjustments:

- Your revised Note 4a and your Sources and Uses tabular presentations on page 96 reflect cash to CareMax and IMC shareholders of $321 million. However, based on your disclosures on page 94 and elsewhere in the filing, 68% of the $364 million consideration payable to the members of CareMax (or $247.5 million) and 45% of the $250 million consideration payable to the members of IMC (or $112.5 million) is required to be paid in cash. This appears to equate to $360 million in cash. Please reconcile this apparent difference;
- You indicate in your Sources and Uses tabular presentation on page 96 that the $321 million cash to CareMax and IMC Shareholders is net of the repayment of debt that will be made concurrent with the business combination. Please separately present and quantify this amount. In this regard, we note that $78 million of debt repayment is already separately presented in the table;
- Footnote 1 to your No Redemptions Scenario on page 102, Maximum Redemptions Scenario on page 103 and Pro Forma Adjustments to Stockholders' Equity on page 104 refers to $233 million in cash. Please explain why this cash amount is not the $247.5 million cash amount referenced in the first bullet; and
- You indicate in Note 5 on page 107 that the purchase price of IMC consisted of $164 million in cash (inclusive of $78 million in assumed IMC indebtedness). Please explain how you determined this cash amount in light of the $112.5 million cash amount referenced in the first bullet.

Note 4.e. Pro Forma Adjustments, page 102

3.   We note your response to prior comment 5 and the expanded disclosures related to the $232,993 line item "Elimination of DFHT stockholders equity and equity impact of the reverse merger transaction". Notwithstanding your disclosure presented in footnote 1 to the No Redemption Scenario on page 102, the Maximum Redemption Scenario on page 103 and the Pro Forma Adjustments presentation on page 104, it appears that the adjustment should simply represent the cash portion of the merger consideration paid to the CareMax members, reflected as a dividend as a result of reverse merger accounting. Please revise the line item caption and the footnote disclosures to clarify or explain how your current disclosures represent the impact that reverse merger accounting will have on the historical equity of CareMax and DFHT.

Note 5. Business Combination, page 107

4.   We note your response to prior comment 5 which indicates that you will refer to the trading price of the Company on the actual acquisition date in the determination of the equity portion of the purchase consideration for the Business Combination. Please revise

Note 5 to clarify. In addition, tell us why you to refer to the $10 PIPE price as your basis for determining the fair value of DFHT shares rather than the DFHT's trading price. In this regard, we note that DFHT shares have consistently traded above the $10 PIPE price, and at prices greater than what is portrayed by the 10% sensitivity analysis.

Certain Projected Financial Information, page 137

5. Please discuss the assumptions, uncertainties and contingencies related to the projected revenue growth rate from 2020 to 2023.

6. We note your disclosures that the prospective financial information was prepared and provided by CareMax and IMC and are susceptible to varying interpretations. Additionally, we note that you provide the projections because they were requested by DFHT for its evaluation of the business combination and the indication on page 136 that DFHT's management and Board believe CareMarx and IMC will experience continued growth based on the unaudited results and forecasts. Given management and the Board's reliance on the projections, please include a discussion of their interpretation of such projected financial forecasts.

Audited Financial Statements for CareMax and IMC, page F-1

7. Please revise to include the audited financial statements for year ended December 31, 2018 for both CareMax and IMC pursuant to Item 14(c)(2) of Schedule 14A and Part C, Item 17 of Form S-4. In this regard, it does not appear that either entity qualifies as a smaller reporting entity.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Gary Newberry at 202-551-3761 or Jeanne Baker at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Suzanne Hayes at 202-551-3675 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Joel Rubinstein